

GlaxoSmithKline

Do more, feel better, live longer

The Impact of Medicines

Annual Review 2002

Front cover photograph
Although a generation separates
them, Bettina Bartels and her son
Philippe are able to lead active lives
despite both suffering from asthma.
Our feature story on pages 4 and 5
traces the advances in the treatment
of asthma.



Contents

**CHAIRMAN AND
CHIEF EXECUTIVE
OFFICER'S STATEMENT**



The purpose of GlaxoSmithKline is to deliver medicines that have a positive impact on the quality of human life. We have chosen this fundamental and challenging objective as the theme of this year's Annual Review.

We are pleased to report that 2002 was a year of significant progress in establishing GlaxoSmithKline as one of the world's leading pharmaceutical companies. We achieved strong financial results in 2002, despite the entry of generic competition in the USA to *Augmentin*, one of our major products.

Our progress stems from the Group's key strengths: a broadly based product portfolio, strong financial capability and a promising early stage pipeline of products. We have built on each of these core attributes in 2002 and we are confident that they will help GlaxoSmithKline to continue to deliver success in the future.

While achieving business success it is essential that we demonstrate to all our stakeholders, around the world, how we conduct our business with integrity and continue to make a positive contribution to society.

GOOD FINANCIAL PERFORMANCE
We delivered a very solid financial performance in 2002 in a challenging operating environment. Global pharmaceutical sales grew eight per cent to nearly £18 billion and US pharmaceutical sales grew 13 per cent, despite generic competition to *Augmentin*. The Group demonstrated continued financial strength with total sales up seven per cent and business performance trading profit up 15 per cent. There were strong performances from our key therapy areas including central nervous system, respiratory, anti-virals and vaccines.

Our business performance earnings per share grew by 13 per cent, delivering on our guidance and demonstrating the continuing financial strength that will provide the Group with a sound platform for the future.

GlaxoSmithKline has made good progress with its merger and manufacturing restructuring plans and we remain on track to deliver forecast total annual merger and manufacturing restructuring savings of at least £1.8 billion by 2003. We are not stopping there; our continuous improvement programme, Operational Excellence, is delivering additional savings and will continue to do so.

NEW PRODUCT GROWTH DRIVES COMMERCIAL STRENGTH
The success of our new products is providing the fuel for future growth, with new products now representing 27 per cent of total pharmaceutical sales, up 36 per cent in 2002. Sales of *Seretide/Advair* for asthma, now our second largest product, continued to grow impressively, up 96 per cent to £1.6 billion. We recently launched *Avandamet* for type 2 diabetes and *Avodart* for benign prostatic hyperplasia, as well as important line extensions of *Augmentin* and *Paxil*.

Our global quest is to improve the quality of human life by enabling **people to do more, feel better and live longer.** We at GlaxoSmithKline will dedicate ourselves to delivering innovative medicines and products that help millions of people around the world live longer, healthier and happier lives.

During 2003-2004 we look forward to launching 12 new compounds and line extensions. These include *Levitra*, a new treatment for erectile dysfunction, which we are co-promoting with Bayer, and *Wellbutrin XL*, a new and improved version of our successful anti-depressant.

**CREATING THE MOST PRODUCTIVE
R&D ORGANISATION**
At the outset of the merger we rethought the way R&D was carried out at GlaxoSmithKline, with the aim of creating the most productive R&D organisation in the industry. We established six therapeutically focused Centres of Excellence for Drug Discovery (CEDDs). The CEDDs are nimble and entrepreneurial with the range of skills and scale of resources required to drive mid-stage development projects through to their key decision point, proof of concept, before large-scale phase III clinical trials.

After two years of activity by the new R&D organisation, we are seeing significant progress as we advance our promising early stage pipeline of pharmaceutical products through clinical development.

GlaxoSmithKline has 123 projects in clinical development, of which 61 are new chemical entities in a number of therapy areas, and 23 new vaccines. The number of new chemical entities starting phase II clinical trials has more than doubled since the merger. We are confident that, as these and our phase I pipeline move through development, we will build the best late stage pharmaceutical pipeline in the industry. We plan to provide a detailed update on progress in R&D towards the end of 2003.

SUCCESS AS PARTNER OF CHOICE
The size and quality of our global R&D organisation, together with the strength of our sales and marketing teams, have enabled GlaxoSmithKline to become the partner of choice in the industry. We have signed an unprecedented 24 major external collaborations in the last two years which has helped to boost our product portfolio. It has also provided some exciting new opportunities in a number of areas of unmet medical need such as erectile dysfunction, obesity and HIV.

PATENT CHALLENGES
Over the last year there have been a number of developments involving the patents on some of our key products.

In July, in the USA, the first generic version of *Augmentin* was launched. This followed a ruling by a federal judge that our *Augmentin* patents were invalid. We are appealing against this decision, in the firm belief that our patents are valid. Meanwhile, we have already offset some of the impact of generics with recent successful launches of new improved versions of *Augmentin* – the *ES* and *XR* formulations.

GlaxoSmithKline is also involved in litigation over the patents on *Wellbutrin SR* and *Zyban* in the USA. We are awaiting the outcome of our appeal against a judgement last year in favour of Andrx Corporation, which has applied to market generic versions of the products.

Seroxat/Paxil continues to be subject to threat of generic competition, particularly in the USA.

A federal judge in Chicago recently ruled that GlaxoSmithKline's patent in the USA covering the hemihydrate form of *Paxil* was valid but not infringed by generics company Apotex's product. We believe our patent to be infringed by Apotex's product and will appeal against the ruling. Also, we will continue to pursue litigation for infringement of other patents relating to *Paxil* against Apotex and other generics companies in the USA.

As a result of these pending matters, the possible timing of generic competition to *Paxil* in the USA is unclear. Consequently, GlaxoSmithKline's published earnings guidance for 2003 remains as previously stated. The guidance is for high single digit percentage growth in business performance earnings per share at constant exchange rates, assuming there is no generic competition to *Paxil* in the USA. If a generic launch of paroxetine hydrochloride became imminent, GlaxoSmithKline would reassess this guidance.

Uptake of *Paxil CR*, our enhanced form of the antidepressant launched in 2002, has been excellent and it now represents over 30 per cent of *Paxil*'s new prescriptions in the USA.

We also have patent challenges to a number of other products such as *Zofran* and *Lamictal*. These cases illustrate an industry-wide trend in which generics companies are filing more patent challenges earlier. We will obviously defend our intellectual property vigorously.

CONTRIBUTION TO SOCIETY
The responsible behaviour of all types of organisations, including multinational companies, governments and charities, is high

Our contribution to society. At GlaxoSmithKline we are fundamentally committed to making a significant contribution to the societies in which we operate.

on the public agenda. Last year, in our first report of corporate and social responsibility, we set out our commitment to reflecting ethical, social and environmental concerns in our business decisions. Our second report, updating our activities in 2002, is being published at the same time as this Annual Review and covers the issues that have generated significant interest from stakeholders.

The Corporate and Social Responsibility Report also includes some indicators to show our progress in addressing these issues.

Corporate responsibility is an integral part of our business and inherent in our mission. GlaxoSmithKline makes a significant positive contribution to society around the world, through the medicines, vaccines and healthcare products that we research, develop, manufacture and sell.

Our products must improve people's lives and ensure a profitable and sustainable future for our business. We also understand that stakeholders, including employees, want to know how we make this profit, and need to be reassured of the sound ethical basis for our business.

Our focus on making a contribution to improving healthcare and alleviating suffering in the developing world has never been greater. Significant progress has been made towards tackling the enormous challenge of HIV/AIDS. By the end of 2002, we had secured some 120 arrangements to supply preferentially-priced HIV/AIDS medicines to 50 of the world's poorest countries. Shipments of these medicines to the developing world

continue to grow significantly year on year. In September 2002, we further reduced the preferential prices of our HIV/AIDS medicines by up to 33 per cent.

Positive Action, our international programme of HIV/AIDS education, care and support has now been established for ten years backing international programmes in 32 countries.

GlaxoSmithKline is a key partner in the global effort to eliminate lymphatic filariasis. This disabling and disfiguring disease currently affects 120 million people and threatens a further one billion in some of the poorest nations of the world. To date, GlaxoSmithKline has donated 145 million tablets as part of our 20-year commitment to eradicate this disease.

The Guardian newspaper's "Giving List", recently recognised that GlaxoSmithKline's total global community expenditure in 2001 was greater than that of any other British company. We increased our comprehensive programme of social investment in 2002, investing £239 million in support of global community programmes, product donations and charitable contributions.

CORPORATE GOVERNANCE

Corporate governance continues to be a high profile issue with the publication of the Higgs Review of the role and effectiveness of Non-Executive Directors and Sir Robert Smith's Report on audit committees. In the USA, the Sarbanes-Oxley Act became law in July 2002 and will have an impact on GlaxoSmithKline in relation to certification of the Annual Report on Form 20-F, disclosure processes, our relationship with external auditors, internal

controls and a number of governance issues. GlaxoSmithKline regularly undertakes thorough reviews of the Group's internal control systems and is committed to remaining a leader in governance processes and structure.

ACKNOWLEDGEMENTS

Our business is to discover effective medicines and healthcare products for people throughout the world and, as a result, create shareholder value. We are in a great position to build on the success of the last year, to build the best pipeline in the industry and launch further new products. We extend our thanks to all our employees who are so committed to making this happen.

Bob Ingram, Chief Operating Officer and President, Pharmaceutical Operations, retired at the end of December but will continue to work part time as Vice Chairman of Pharmaceuticals and special advisor to the Group. We would like to express our appreciation for his contribution to the company and, in particular, for his significant role in making the merger a success.

On behalf of the Board and the Corporate Executive Team, we also thank you, our shareholders, for your support and hope that you share our enthusiasm for the company and look forward to its continued success in 2003.



SIR CHRISTOPHER HOGG
CHAIRMAN

JP GARNIER
CHIEF EXECUTIVE
OFFICER

TRADING PROFIT* UP **15%** TO
£6.7 BILLION

TRADING PROFIT* GROWTH

£million

Year	£million
'00	5,026
'01	6,053
'02	6,694

AN R&D ORGANISATION ON TRACK TO DELIVER A FULL LATE STAGE PRODUCT PIPELINE, WITH AN R&D UPDATE MEETING EXPECTED TO TAKE PLACE TOWARDS THE END OF 2003.

Earnings per share growth of 13% demonstrates the continued financial strength that will provide the company with a sound platform for future growth.*

All percentage growth rates throughout this Review are at constant exchange rates, unless otherwise stated – see 'Business operating review' on page 19.
* These are based on business performance results.

GlaxoSmithKline
is instrumental in
improving the lives of

millions
of people around the
world every day.

Bettina and Philippe Bartels

Bettina Bartels, a physiotherapist from Munich, Germany, has lived with asthma from the age of seven. Her condition affected her involvement in sport and she also found it difficult to breathe during her favourite hobby, horse riding.

She now controls her asthma with an inhaler and is able to take part in activities such as swimming with her son, Philippe.

Philippe, who is nearly eight, has been able to take advantage of more modern inhalers and also understands his condition much better as a result of attending a special asthma school where the disease and its effects are explained.

A keen footballer, Philippe plays three times a week for a local team.

"When I was seven, there was not a great deal of information about asthma and how to live with it. Today the situation has changed considerably and Philippe is able to deal much better with his asthma," said Bettina.

PATIENTS AND PRODUCT DEVELOPMENT

GlaxoSmithKline has a tradition of creating significant improvements in asthma healthcare. We pioneered the early standard treatments such as *Ventolin* in the early 1970s and in the last few years have delivered another major leap forward with *Seretide/Advair*, the first product to treat the two main components of asthma, inflammation and bronchoconstriction, in one easy-to-use inhaler.

Despite these continuous advances, however, millions of people still suffer from asthma and, whilst their quality of life has improved, there is still a lot of work to do. What's more, the worldwide incidence of asthma is increasing.

GlaxoSmithKline is still pushing the boundaries of science to learn more about asthma. An exciting example of this work is the recent publication by our scientists of the detailed structure of a vital part of the human glucocorticoid receptor. This receptor is known to control the response to common asthma medicines and so an understanding of its structure may lead to still more innovative therapies.

In respiratory medicine, as in our other therapy areas, we strive to improve people's lives.

Development of our inhaled asthma treatments

1970s Ventolin (bronchodilator)

1970s Becotide/Beclovent (corticosteroid)

1990s Serevent (bronchodilator)

1990s Flixotide/Flovent (corticosteroid)

Today Seretide/Advair (bronchodilator/corticosteroid)



The incidence of asthma among children in the UK is now six times higher than it was 25 years ago.

SCALE OF THE PROBLEM

- In Germany, there are an estimated four million asthmatics.
- The number of asthmatics in the USA has leapt by over 60 per cent since the early 1980s and deaths have doubled to 5,000 a year.
- In Western Europe, cases of asthma have doubled in ten years.
- There are three million asthmatics in Japan.
- In Australia, one child in six under the age of 16 is affected.

GLAXOSMITHKLINE IS COMMITTED TO DEVELOPING NEW RESPIRATORY PRODUCTS WITH, WHERE RELEVANT, EASY-TO-USE DEVICES. DISKUS, AN AWARD-WINNING DEVICE, IS ONE SUCH PRODUCT.

The results of **1,536** single experiments can be read by our computers in **0.5** seconds.

GLAXOSMITHKLINE CURRENTLY HAS MORE THAN ONE MILLION HIGH QUALITY COMPOUNDS IN ITS COLLECTION.

GlaxoSmithKline is also the leader in in-licensing deals.

24

major external collaborations have been signed since December 2000.

CENTRES OF EXCELLENCE FOR DRUG DISCOVERY

1 CARDIOVASCULAR & UROGENITAL
   DISEASES
2 METABOLIC & VIRAL DISEASES
3 MICROBIAL, MUSCULOSKELETAL
   & PROLIFERATIVE DISEASES
4 NEUROLOGY
5 PSYCHIATRY
6 RESPIRATORY & INFLAMMATION



ONLY 10% of all drugs that reach clinical trials in the pharmaceutical industry make it to the market place.

An automated compound store houses hundreds of thousands of compounds. A number of these will interact with drug targets during screening and become potential medicines.

GlaxoSmithKline aims to have one of the largest and, more importantly, the highest quality collection in the industry.

The compound store pictured here at Stevenage in the UK holds nearly half a million compounds. Work has just been completed on a state-of-the-art compound store at Tres Cantos in Spain which has capacity for over two million compounds.

Such investment in technology is already paying dividends. GlaxoSmithKline has one of the strongest early stage pipelines in the industry.

There are currently 123 projects in clinical development.

Over 15,000

R&D staff are based at more than 20 sites in eight countries.

R&D PRODUCTIVITY

GlaxoSmithKline's aim is to become the most productive R&D organisation in the industry.

The merger that brought about GlaxoSmithKline accelerated a radical rethink in the way R&D is organised and conducted.

R&D at GlaxoSmithKline takes advantage of its size in areas such as genetics, molecular screening and clinical research, where scale is important. However, in some areas of drug discovery, GlaxoSmithKline has formed six therapy-area focused and entrepreneurial units known as Centres of Excellence for Drug Discovery (CEDDs). Their brief is to focus on just one thing – advancing lead compounds to the point where a therapeutic concept has been demonstrated and large-scale clinical trials can begin.

The Group has also focused enormous amounts of energy and resource on automation to broaden the scope and quicken the pace of the search for new medicines. High throughput technology, for example, increases the number of 'hits' identified, improves the quality of the 'lead' compounds and reduces the time taken to optimise them for further development. Meanwhile, we are scrutinising each step in the discovery and development process to reduce the element of chance and identify potential problems earlier.

USING INNOVATIVE SCIENCE TO ENHANCE R&D

The application of the latest scientific advances to the drug discovery and development processes will ensure GlaxoSmithKline's leadership position. New technology has opened up novel avenues of research exploring the fundamental bases of health and disease.

Gene-related research, in particular, presents an enormous opportunity. Pharmacogenetics identifies genetic patterns to help predict how individual patients will respond to medicines. In short, getting the right medicine to the right patient. Everyone wants more effective and safer medicines and if we can easily identify which patients respond well to particular drugs we can use this information to further refine therapy.

GlaxoSmithKline is also using information gleaned from the human genome to identify new ways to tackle disease. By finding out what specific genes do and their role in disease, we can identify whole new approaches to medicine. Our studies of the human genome have identified new drug targets for bone loss and for atherosclerosis, the fundamental pathology behind most deaths from cardiovascular disease. Therapies directed against these targets are now in clinical studies.

For all the powerful capabilities that GlaxoSmithKline has built within its own R&D organisation, we recognise that we do not have a monopoly on good ideas. To ensure that we stay at the leading edge of biomedical research, we have entered into hundreds of collaborations with other companies and academic and government institutions.

Kevin Kershner, pictured right, is a member of the Transcriptome Analysis (TA) team at Upper Merion, Pennsylvania. His area of expertise is robotic automation to profile gene expression patterns in normal and diseased tissues.

Automation decreases human interaction and allows the robot to produce samples in a high-throughput manner. It also frees scientists to concentrate on other challenges in their research, ultimately increasing productivity and efficiency in a shorter time, without compromising data quality.

"Introducing robotic automation to the TA group will help team members become more effective and more productive," said Kevin.

"It will also enable team members to generate high quality data which will lead to a better understanding of gene expression and disease."

Using
genetic
research will enable us to get the right medicine for the right patient and find new ways to tackle disease.



OUR AREAS OF FOCUS

- Pharmacogenetics
- Drug target identification
- Gene-disease associations

FOCUS ON GENETICS AND GENOMICS

In the 1990s, GlaxoSmithKline made a commitment to focus on genetics and genomics in its drug research and development efforts, making it an industry leader.

GLAXOSMITHKLINE GENETIC RESEARCHERS
HAVE IDENTIFIED LIKELY SUSCEPTIBILITY GENES
FOR ALZHEIMER'S DISEASE, PSORIASIS,
MIGRAINE AND PARKINSON'S DISEASE.



OUR CONTRIBUTION – 2002 HIGHLIGHTS
- We have 120 arrangements to supply preferentially-priced HIV/AIDS medicines to 50 of the world's poorest countries.
- We commenced human clinical trials of our HIV vaccine.
- Grants totalling £1 million awarded under our African Malaria Partnership.

In 2002 we donated
66 million
albendazole tablets to support the Global Alliance to Eliminate Lymphatic Filariasis.



In addition to providing products to treat diseases in the developing world, GlaxoSmithKline also supports charitable and community work throughout the world.

One such charity is Project HOPE which for the last 25 years has run health education programmes in Guatemala where this picture of local people in traditional Mayan costume was taken.

GSK is conducting
R&D for the prevention and treatment of
all three
of the World Health Organization's top priorities: HIV/AIDS, TB and malaria.

"It would be tough for me to go home every night and have to say I know how to discover drugs for people who are dying but am not doing anything about it.

We believe the focused drug discovery effort at Tres Cantos will provide a rich early pipeline that will enable GlaxoSmithKline to launch new products for diseases of the developing world on a regular basis in future years."

Dr Federico Gómez de las Heras,
Director Diseases of the Developing World, Tres Cantos, Spain.

DISEASES OF THE DEVELOPING WORLD

GlaxoSmithKline makes an innovative, responsible and sustainable contribution to improving healthcare in the developing world in four key areas. In addition to providing drugs and vaccines for current needs, we invest in R&D to meet future needs. The Group also offers sustainable preferential pricing in the developing world and works in partnership with communities to foster effective healthcare.

This is against a background where access to the most basic healthcare services does not exist for millions of people in developing countries and where life-threatening diseases such as tuberculosis (TB), malaria and HIV/AIDS have created a healthcare crisis.

GlaxoSmithKline has an extensive portfolio of research projects and products for diseases of the developing world (DDW). We have created a dedicated DDW group within our R&D organisation which includes a facility in Tres Cantos, Spain, focused on drug discovery for malaria and TB.

This facility is only a part of our wider R&D activity into diseases that affect the developing world. Our effort to discover new HIV/AIDS therapies is led from Research Triangle Park in the USA, while GlaxoSmithKline Biologicals at Rixensart, Belgium, is focused on the discovery and development of vaccines, including those for malaria, TB and HIV. We also have extensive clinical trials programmes across the developing world.

Owing to the challenges of healthcare provision in some developing countries and the lack of a commercially-viable market for DDW treatments, public/private partnerships and initiatives are essential to direct resources effectively and deliver treatments to those who need them. As a result of one effective public/private partnership we have recently filed a licence application for a new anti-malarial product, *Lapdap*.

OUR PEOPLE

Our global team consists of over 100,000 people. Our staff are dedicated to our mission and striving to achieve excellence in every area of our business.

We have a dynamic and focused R&D operation, a highly efficient manufacturing system and sales and marketing teams that are recognised for their creative drive and scale of operation.

We are committed to the principles of diversity, equality of opportunity and equal treatment and we are aiming to attract, retain and motivate the very best people at GlaxoSmithKline.

As part of this we recognise that our people choose to work for us because they believe we play a positive role in society at large. This means that our corporate and social responsibilities are embedded in our decision-making processes and practices.

Our global team is aiming for excellence in performance and excellence in terms of its contribution to the economies and the communities in which it operates.

In sales terms, GlaxoSmithKline is the number one pharmaceutical company in Europe.

"By building on the strengths of all our employees, we can create a new way of working that will give GlaxoSmithKline a clear advantage in the marketplace and ultimately help millions of people around the world to live longer, happier, healthier lives."

JP GARNIER,
Chief Executive Officer

OUR PHARMACEUTICAL INTERNATIONAL REGION COVERS 118 COUNTRIES, 23 TIME ZONES AND 100 MONETARY CURRENCIES.

EMPLOYING NEARLY 12,000 PEOPLE, OUR US PHARMACEUTICAL COMPANY IS A LEADER IN FOUR MAJOR THERAPEUTIC AREAS IN THE USA – ANTI-INFECTIVES, CENTRAL NERVOUS SYSTEM, RESPIRATORY AND METABOLIC AND GASTRO-INTESTINAL.

MANUFACTURING SITES IN 38 COUNTRIES.



And over
100,000
people are working at GlaxoSmithKline
to ensure excellence and success today.

Comprising one global
workforce in business areas as
diverse as R&D, manufacturing
and supply, sales, marketing and
distribution, GlaxoSmithKline
people are committed to
bringing innovative medicines,
vaccines and consumer
healthcare products to people
throughout the world.



GlaxoSmithKline is committed to enhancing its position as a responsible corporate citizen and to building community partnerships.

CORPORATE AND SOCIAL RESPONSIBILITY
GlaxoSmithKline aims to be a valued corporate citizen wherever it does business.

We make a significant and positive contribution to society through our medicines, vaccines and healthcare products. Our products must improve people's lives to ensure a profitable and sustainable future for our business. Understandably, stakeholders – including employees – want to know how we make this profit.

We publish a separate report on corporate and social responsibility, including access to medicines in the developing world, R&D for diseases of the developing world, preferential pricing arrangements and environmental, health and safety performance.

COMMUNITY PROGRAMMES AND CORPORATE DONATIONS
Many of our community programmes are long-term commitments that help bring about sustainable change. In 2002, we spent £239 million in support of community programmes, product donations and charitable contributions.

These activities are focused on disease programmes, regional community initiatives, education, product donations and employee involvement. Three of our largest programmes are major initiatives in public health:

Lymphatic filariasis
The mosquito-borne lymphatic filariasis (LF or elephantiasis) is one of the world's most disabling diseases. We are committed to continuing as an active member of the Global Alliance to Eliminate Lymphatic Filariasis. In 2002, the fourth year of the programme, 66 million tablets, worth £8.7 million at wholesale acquisition cost were donated to 31 countries.

HIV/AIDS
Through Positive Action, GlaxoSmithKline works in partnership with networks of people living with HIV/AIDS, community groups, international agencies, and non-governmental organisations to intensify community responses to HIV/AIDS.

Our programme of HIV education, care and community support marked its tenth anniversary in 2002. During the year, Positive Action supported 25 international programmes in partnership with 22 community-based organisations in 32 countries.

Malaria
In 2002, we launched the African Malaria Partnership to help combat a disease that kills more than one million people every year. Three behavioural development programmes in seven countries will share grants of £1.0 million over the next three years and will benefit nearly two million people in malaria-endemic communities.





In 2002, the Personal Hygiene and Sanitation Education project in Africa and South America won an award for International Corporate Citizenship.

In seven years, GlaxoSmithKline has provided more than £2.7 million to the Barretstown Gang in Ireland which offers therapeutic recreation for seriously ill children.



Positive Action funds a programme to assist the scale-up of HIV/AIDS voluntary organisations in Africa.

PRODUCT PORTFOLIO

Across the Group's portfolio of products, six major therapeutic areas experienced double-digit percentage growth for 2002 including the fast growing franchises of central nervous system (17%), respiratory (16%), anti-virals (12%) and vaccines (16%).

Top 10 pharmaceutical products


Seroxat Tablets

SEROXAT/PAXIL
£2.1bn/$3.1bn
Central Nervous System (CNS)
A selective serotonin re-uptake inhibitor for the treatment of depression and anxiety disorders.



SERETIDE/ADVAIR
£1.6bn/$2.4bn
Respiratory
A combination of *Serevent* and *Flixotide* that offers a long-acting bronchodilator and an anti-inflammatory in a single inhaler.



AUGMENTIN
£1.2bn/$1.8bn
Anti-bacterials
An antibiotic for the treatment of most common respiratory tract infections.



WELLBUTRIN
£882m/$1.3bn
CNS
An anti-depressant available in the USA in normal tablet or sustained release tablet formulations.


AVANDIA

AVANDIA
£809m/$1.2bn
Metabolic & gastro-intestinal
A member of the newest class of oral treatments for type 2 diabetes.


IMIGRAN

IMIGRAN/IMITREX
£798m/$1.2bn
CNS
A $5HT_1$ receptor agonist for the treatment of severe or frequent migraine and cluster headaches.



FLIXOTIDE/FLOVENT
£783m/$1.2bn
Respiratory
An inhaled steroid for the treatment of inflammation associated with respiratory diseases.



ZOFRAN
£708m/$1.1bn
Oncology & emesis
Used to prevent nausea and vomiting associated with chemotherapy and radiation for cancer.



COMBIVIR
£588m/$882m
Anti-virals
A combination of *Retrovir* and *Epivir* which reduces the "pill burden" faced by HIV patients with multiple anti-HIV regimens.



FLIXONASE/FLONASE
£534m/$801m
Respiratory
An intra-nasal preparation for the treatment of perennial and seasonal rhinitis.

Major launches in 2002



PAXIL CR
CNS
Launched in the USA in April, *Paxil CR* combines the efficacy of *Paxil* with a controlled release technology for the treatment of major depressive disorder and panic disorder.



AVANDAMET
Metabolic & gastro-intestinal
Avandamet was launched in the USA in November, combining *Avandia*, which targets insulin resistance, and metformin, an oral diabetes therapy, in one convenient pill.



AUGMENTIN XR
Anti-bacterials
A new enhanced formulation of *Augmentin* for adults to treat community-acquired pneumonia, acute bacterial sinusitis and chronic bronchitis.

Vaccines



HEPATITIS VACCINES
£483m/$725m
A range of treatments protecting against hepatitis A (*Havrix*) and hepatitis B (*Engerix-B*). The first combined hepatitis A and B vaccine (*Twinrix*) protects against both diseases in one course of injections.


Infanrix

INFANRIX
£254m/$381m
A range of vaccines for diphtheria, tetanus and whooping cough.

Top 5 consumer healthcare products


Aquafresh

AQUAFRESH
£344m/$516m
One of the world's largest toothpaste and toothbrush brands.


Lucozade

LUCOZADE
£214m/$321m
The glucose energy drink which provides nutrients to complement a healthy lifestyle.


NiQuitin CQ

NICODERM CQ/ NIQUITIN CQ/NICABATE
£193m/$290m
Nicotine replacement therapy available as a patch and in lozenge form.


Sensodyne

SENSODYNE
£192m/$288m
A toothpaste which addresses dental sensitivity and pain.


Ribena

RIBENA
£192m/$288m
A range of juice drinks rich in vitamin C.

The Board of Directors is ultimately accountable for the Group's activities, strategy and financial performance.



SIR CHRISTOPHER HOGGBDFH
Non-Executive Chairman (Aged 66)
Sir Christopher was formerly a Non-Executive Director of SmithKline Beecham plc. He is Non-Executive Chairman of Reuters Group PLC, and a member of the Supervisory Board of Air Liquide S.A. and Chairman of The Royal National Theatre.



SIR ROGER HURNDHJ
Non-Executive Deputy Chairman (Aged 64)
Sir Roger was appointed a Non-Executive Director of Glaxo Wellcome plc in 1996 and Deputy Chairman in 1997. He is a Non-Executive Director of Cazenove Group plc. He is also Chairman of the Court of Governors of Henley College.



DR JEAN-PIERRE GARNIERD
Chief Executive Officer (Aged 55)
Dr Garnier was appointed an Executive Director of SmithKline Beecham plc in 1992, and became Chief Executive Officer in April 2000. He is a Non-Executive Director of United Technologies Corporation and a member of the Board of Trustees of the Eisenhower Exchange Fellowships. He holds a PhD in pharmacology from the University of Louis Pasteur in France and an MBA from Stanford University in the USA.



JOHN COOMBED
Chief Financial Officer (Aged 57)
Mr Coombe was formerly an Executive Director of Glaxo Wellcome plc where he was responsible for Finance and Investor Relations. He is a member of the Supervisory Board of Siemens AG, the UK Accounting Standards Board and the Code Committee of the UK Takeover Panel.



PAUL ALLAIREDI
Non-Executive Director (Aged 64)
Mr Allaire was formerly a Non-Executive Director of SmithKline Beecham plc. He is a Non-Executive Director of Lucent Technologies Inc. and priceline.com Inc. He is Chairman of The Ford Foundation.



DR MICHÈLE BARZACHDFJ
Non-Executive Director (Aged 59)
Dr Barzach was formerly a Non-Executive Director of Glaxo Wellcome plc. She is a member of the International Cooperation High Council, Chairman of the Board of Equilibres et Populations and Director of the Board of Project Hope. International consultant on health strategy, she was formerly French Minister of Health and the Family.



SIR PETER JOBBDJ
Non-Executive Director (Aged 61)
Sir Peter was formerly a Non-Executive Director of Glaxo Wellcome plc. He is a Non-Executive Director of Schroders plc, Shell Transport and Trading Company plc, TIBCO Software Inc, Instinet Group Inc. and Multex.com Inc. He is also a member of the Supervisory Boards of Deutsche Bank AG and Bertelsmann AG.



JOHN MCARTHURDHJ
Non-Executive Director (Aged 68)
Mr McArthur was formerly a Non-Executive Director of Glaxo Wellcome plc. He is a Non-Executive Director of BCE Inc., BCE Emergis Inc., Cabot Corporation, HCA Corporation Koc Holdings A.S., Rohm and Haas Company, Telsat Canada and The AES Corporation. He is also Senior Advisor to the President of the World Bank.



DONALD MCHENRYDEH
Non-Executive Director (Aged 66)
Mr McHenry was formerly a Non-Executive Director of SmithKline Beecham plc. He is a Distinguished Professor in the Practice of Diplomacy at the School of Foreign Service at Georgetown University and President of the IRC Group, LLC. His other Non-Executive directorships include The Coca-Cola Company, FleetBoston Financial Corporation, International Paper Company and AT&T Corporation. He previously served as Ambassador and US Permanent Representative to the United Nations.



SIR IAN PROSSERBDG
Non-Executive Director (Aged 59)
Sir Ian was formerly a Non-Executive Director of SmithKline Beecham plc. He is Executive Chairman of Six Continents PLC and the World Travel & Tourism Council and Non-Executive Deputy Chairman of BP plc. He is a member of the CBI President's Committee .



DR RONALDO SCHMITZAD
Non-Executive Director (Aged 64)
Dr Schmitz was formerly a Non-Executive Director of Glaxo Wellcome plc. He is a Non-Executive Director of Legal & General Group plc and a member of the Board of Directors of Rohm and Haas Company and Cabot Corporation.



DR LUCY SHAPIRODF
Non-Executive Director (Aged 62)
Dr Shapiro was formerly a Non-Executive Director of SmithKline Beecham plc. She is Ludwig Professor of Cancer Research in the Department of Developmental Biology and Director of the Beckman Centre for Molecular and Genetic Medicine at the Stanford University School of Medicine. She holds a PhD in molecular biology from the Albert Einstein College of Medicine.

Other Directors
Sir Richard Sykes, Non-Executive Chairman, Sir Peter Walters, Non-Executive Deputy Chairman, and Mr John Young, Non-Executive Director, all retired from the Board on 20th May 2002.

Membership of Board committees is indicated by the following symbols:		
	CHAIRMAN	MEMBER
Audit	A	B
Corporate Administration & Transactions	–	D
Corporate Social Responsibility	E	F
Financial Results	–	D
Nominations	G	H
Remuneration	I	J

CORPORATE EXECUTIVE TEAM

The executive management of the Group is through the Corporate Executive Team (CET), comprising the Chief Executive Officer, the Chief Financial Officer and other senior managers.

   



JP GARNIER
Chief Executive Officer
As Chief Executive Officer, JP is the link between the Board and staff, and oversees all operational aspects including establishing policies, objectives and initiatives, and directing long term strategy. He was formerly Chief Executive Officer of SmithKline Beecham, having joined the Group in 1990.



RUPERT BONDY
Senior Vice President and General Counsel
Rupert is responsible for legal matters across the Group, together with environmental, health and safety issues, insurance and security. He was a lawyer in private practice before joining SmithKline Beecham in 1995 as Senior Counsel.



FORD CALHOUN
Chief Information Officer
Ford is responsible for information technology, a global function that enables key business processes across all parts of the Group. With doctoral and post-doctoral training in microbiology, genetics, biomathematics and computer science, Ford joined Smith Kline & French in 1984.



JOHN COOMBE
Chief Financial Officer
As head of the finance function, John is responsible for activities such as financial reporting and control, tax and treasury, investor relations, finance systems, internal audit and real estate. He joined Glaxo in 1986 as Group Financial Controller and was appointed Group Finance Director in 1992.



DAN PHELAN
Senior Vice President
Human Resources
Dan is responsible for benefits, compensation, recruitment, organisation development, leadership development and succession planning, human resource information systems and employee health management. He joined Smith Kline & French in 1981 and in 1994 was appointed Senior Vice President and Director, Human Resources, SmithKline Beecham.



HOWARD PIEN
President
Pharmaceuticals International
Howard leads the pharmaceutical operations outside the USA and most of Europe, covering more than 100 countries that account for over 82 per cent of the world's population. He joined SmithKline Beecham in 1991 and in 1998 was appointed President, Pharmaceuticals.



DAVID PULMAN
President
Global Manufacturing & Supply
Appointed to the post in December 2002, David is responsible for the global manufacturing and supply chain network. He joined Glaxo in 1978 and prior to his most recent posting was responsible for the North American supply network, manufacturing strategy and logistics.



DAVID STOUT
President
Pharmaceutical Operations
David was President of US Pharmaceuticals until he was appointed to his current position in January 2003. He is responsible for the global pharmaceuticals business as well as the global vaccines business. He joined SmithKline Beecham in 1996 as head of its US Sales and Marketing function, and in 1998 became President, Pharmaceuticals, North America.



CHRIS VIEHBACHER
President
US Pharmaceuticals
Responsible for European pharmaceuticals operations until the end of 2002, Chris took over the US pharmaceuticals operations in January 2003. He joined Wellcome in 1988 and became Director, Continental Europe, at Glaxo Wellcome in 1999.



ANDREW WITTY
President
Pharmaceuticals Europe
Andrew is responsible for the Group's pharmaceuticals operations in Europe, a post he took up in January 2003 when he was appointed to the CET. Andrew joined Glaxo in 1985 and at GlaxoSmithKline was Senior Vice President, Asia Pacific, until his current post.



TACHI YAMADA
Chairman
Research & Development
Tachi leads the Group's complex business of drug discovery and development – creating new medicines through research. He joined SmithKline Beecham in 1994 as a Non-Executive member of the Board and became Chairman, R&D, Pharmaceuticals in 1999.



JENNIE YOUNGER
Senior Vice President
Corporate Communications & Community Partnerships
Jennie is responsible for the Group's internal and external communications, its image and partnerships with communities of the world. She joined Glaxo Wellcome in 1996 as Director of Investor Relations.



JACK ZIEGLER
President
Consumer Healthcare
Jack is head of the global Consumer Healthcare business, which produces oral healthcare, over-the-counter medicines and nutritional healthcare products. He joined SmithKline Beecham in 1991 and in 1998 was appointed President of the Consumer Healthcare business.

Other members
James Palmer and Tim Tyson left the Group on 1st December 2002 to pursue other roles in the pharmaceutical industry. Bob Ingram retired on 31st December 2002 but will continue to work part-time as Vice Chairman of Pharmaceuticals, acting as a special advisor to the Group and will attend CET meetings in that capacity.

GlaxoSmithKline continues to deliver strong financial performance, providing a sound platform for the future. Total pharmaceutical sales grew eight per cent to £18 billion of which new product sales totalled £4.8 billion, an increase of 36 per cent.

PHARMACEUTICALS

In the central nervous system therapy area, sales of GlaxoSmithKline's leading product for depression and anxiety disorders, *Seroxat/Paxil*, were up 18 per cent in the USA. *Paxil CR*, launched in the USA in April, continues to gain acceptance due to its strong tolerability profile. International sales of *Paxil* grew 27 per cent led by continued strong growth in Japan, where the product was launched only two years ago. Sales of *Wellbutrin*, for depression, grew 42 per cent, reflecting increased physician awareness of the product's outstanding efficacy and favourable side effect profile. *Lamictal*, for epilepsy, continued to grow across all regions. In January 2003, the US FDA approved the use of *Lamictal* for the treatment of partial seizures in paediatric patients aged two years and above.

In respiratory, GlaxoSmithKline continues to be the global leader with sales of its three key products – *Seretide/Advair*, *Flixotide* and *Serevent* – amounting to nearly £3 billion, up 25 per cent. Sales of *Seretide/Advair* grew 96 per cent and *Advair* is now the market leader in the US asthma market in new prescriptions after less than two years on the market. The Group expects European marketing authorisation within the next few months for the use of *Seretide* as a new treatment for Chronic Obstructive Pulmonary Disease.

Anti-viral sales grew across all regions and totalled £2.3 billion, up 12 per cent. Sales of *Trizivir*, GlaxoSmithKline's new triple combination therapy for HIV, grew 95 per cent to £315 million. *Valtrex* for herpes achieved strong sales growth of 26 per cent worldwide. In September 2002, *Valtrex* was approved by the FDA for the treatment of cold sores in healthy adults and in October 2002, GlaxoSmithKline filed a further application for *Valtrex* seeking the first-ever indication to reduce the risk of transmission of genital herpes.

Anti-bacterial sales declined 12 per cent worldwide and 22 per cent in the USA as a result of generic competition for *Augmentin* and *Ceftin*. In the USA, GlaxoSmithKline's two new antibiotics, *Augmentin ES* for children and *Augmentin XR* for adults are performing well.

In metabolic and gastro-intestinal the *Avandia* franchise, *Avandia* and *Avandamet*, grew 19 per cent for the year and *Avandia* is now approved in 81 countries. *Avandamet* (*Avandia* and metformin HCI), launched in the fourth quarter, is the first treatment for type 2 diabetes that targets insulin resistance and decreases glucose production in one convenient pill.

Within vaccines, the Hepatitis franchise grew 12 per cent with sales in Europe growing ten per cent. Vaccine sales in the USA were up 16 per cent benefiting from the launch of *Twinrix* and continued growth in *Havrix*, driven by new state mandates requiring Hepatitis A vaccination for school age children. In the USA, GlaxoSmithKline's new *Pediarix* vaccine was launched in January 2003.

In oncology, *Zofran* sales grew 22 per cent to £708 million driven by a strong US performance, up 28 per cent to £525 million.

In July, GlaxoSmithKline received approval from the Swedish regulatory authorities for *Avodart* (dutasteride), a DHT inhibitor for the treatment of symptomatic benign prostatic hyperplasia. GlaxoSmithKline plans to market *Avodart* in all major European markets with launches in the first half of 2003.

Levitra (vardenafil) a new agent for the treatment of erectile dysfunction has received approval for marketing in Europe and launches are planned for March 2003. *Levitra* was researched and developed by Bayer AG and will be co-promoted with GlaxoSmithKline.





GlaxoSmithKline aims to be the world leader in consumer healthcare offering products in oral healthcare, over-the-counter medicines and nutritional healthcare.

A dynamic R&D organisation of over 15,000 employees based at more than 20 sites in eight countries providing a leading position in genomics/genetics and new drug discovery techniques.



A manufacturing and supply network comprising over 1,200 different products created at 95 sites in 38 countries.

CONSUMER HEALTHCARE

Over-the-counter sales were £1.6 billion, up four per cent, reflecting strong growth in the smoking control franchise. Nutritional healthcare grew three per cent due to strong growth in Europe for *Lucozade* and *Ribena*, partly offset by the performance of *Horlicks* in international markets. Oral care sales were down two per cent to £1.1 billion as growth from *Sensodyne*, *Polident* and *Poligrip* was offset by weak sales for *Aquafresh*.

TRADING PROFIT AND EARNINGS PER SHARE

Business performance trading profit was £6.7 billion with a growth of 15 per cent, greater than sales growth of seven per cent, demonstrating an improved trading margin of 2.1 points to 31.6 per cent compared with 2001. This is mainly due to cost savings derived from merger integration, manufacturing restructuring and other initiatives. Statutory trading profit was £5.7 billion with a growth of 26 per cent.

Full year business performance earnings per share (EPS) of 78.3 pence increased 13 per cent and eight per cent in sterling terms reflecting a weakening of the US dollar and other currencies. Full year statutory EPS was 66.2 pence, an increase of 38 per cent.

IMPLEMENTATION OF NEW FINANCIAL REPORTING STANDARD

The Group has implemented Financial Reporting Standard 19 'Deferred tax' in 2002 which requires deferred tax to be accounted for on a full provision basis, rather than a partial provision basis as before. Comparative information has been restated as necessary. The effect in 2001 is to increase the business performance tax charge by £8 million and the overall tax charge by £6 million. The net deferred tax asset at 31st December 2001 has been reduced by £127 million.

THE SARBANES-OXLEY ACT 2002

Following a number of corporate and accounting scandals in the USA, Congress passed the Sarbanes-Oxley Act 2002 (Sarbanes-Oxley) which took effect on 30th July 2002. Sarbanes-Oxley establishes new or enhanced standards for corporate accountability in the USA. A number of provisions of Sarbanes-Oxley apply to GlaxoSmithKline and, although the company's corporate governance structure is believed to be robust and in line with best practice, certain changes were necessary to ensure compliance. These are described under 'Corporate governance' in the company's Annual Report for 2002.

LEGAL PROCEEDINGS

The Group is involved in various legal and administrative proceedings principally intellectual property cases, product liability and government investigations. Descriptions of the most significant of those are described under 'Legal proceedings' in the 'Notes to the financial statements' in the company's Annual Report for 2002.

CAUTIONARY STATEMENT

Under the 'safe harbor' provisions of the US Private Securities Litigation Reform Act of 1995, the company cautions investors that any forward-looking statements or projections made by the company, including those made in this Annual Review, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Factors that may affect the Group's operations are described under 'Risk factors' in the 'Operating and financial review and prospects' in the company's Annual Report on Form 20-F, filed with the US Securities and Exchange Commission.

"Business performance", which is the primary performance measure used by management, is presented after excluding merger items, integration and restructuring costs and disposal of businesses. Management believes that exclusion of these non-recurring items provides a better comparison of business performance for the periods presented. Statutory results include these non-recurring items.

In order to illustrate underlying performance, it is the Group's practice to discuss the results in terms of constant exchange rates (CER) growth. This represents growth calculated as if the exchange rates used to determine the results of overseas companies in sterling had remained unchanged from those used in the previous period. Growth rates are therefore at CER unless otherwise stated.

Pharmaceutical sales by therapeutic area

	2002 £m	2001 £m	% CER GROWTH
CNS	4,511	4,007	17
Respiratory	3,987	3,537	16
Anti-virals	2,299	2,128	12
Anti-bacterials	2,210	2,604	(12)
Metabolic and gastro-intestinal	1,429	1,480	1
Vaccines	1,080	948	16
Oncology and emesis	977	838	21
Cardiovascular	655	591	14
Arthritis	23	156	(84)
Other	824	916	(5)
Total	**17,995**	17,205	8

RESPONSIBILITY STATEMENTS

Annual Review
The Annual Review is a summary report and does not contain sufficient information to allow as full an understanding of the results and state of affairs of the Group as is provided by the full Annual Report. Shareholders requiring more detailed information may obtain, free of charge, a copy of the Annual Report for 2002 and may also elect to receive a copy of the Annual Report in future years – refer to Shareholder information.

The Independent Auditors' report on the full financial statements of the Group for the year ended 31st December 2002 is unqualified and does not contain any statement concerning inadequate accounting records or failure to obtain necessary information and explanations.

Summary financial statements
A columnar presentation has been adopted in the Summary consolidated profit and loss account in order to illustrate business performance which is the primary measure used by management. For this purpose certain items are identified separately and are excluded from business performance. These comprise merger items, including merger related product divestments, costs relating to previously announced manufacturing and other restructuring, and disposal of businesses. Business performance is discussed in the Business operating review.

Information is provided for US shareholders in accordance with the requirements of the New York Stock Exchange. The Summary financial statements under UK Generally Accepted Accounting Principles (GAAP) are presented in US$ as well as in sterling. Earnings and shareholders' funds are also restated in accordance with US GAAP.

Statement by the Directors
The Annual Review 2002 is the Summary Directors' report and includes the Summary financial statements of GlaxoSmithKline plc for the year ended 31st December 2002, which is published in hard-copy printed form and on the website. The Business operating review, the Summary financial statements, the Summary remuneration report and the Statement on corporate governance are summaries of information in the Annual Report.

The Directors are responsible for the maintenance and integrity of the Annual Review on the website in accordance with the UK legislation governing the preparation and dissemination of financial statements. Access to the website is available from outside the UK, where comparable legislation may be different.

Corporate governance
The Combined Code – Principles of Good Governance and Code of Best Practice is specified by the Listing Rules of the Financial Services Authority for the guidance of listed companies. The Board considers that throughout 2002 and up to the date of approval of this review, GlaxoSmithKline plc applied the principles of the Combined Code and, with the exception of matters where the company's position is described in the Annual Report, complied with the provisions of the Combined Code, and the guidance on internal control issued by the Turnbull Committee.

The Annual Review, including Summary financial statements, has been approved by the Board of Directors and signed on its behalf by

Sir Christopher Hogg,
Chairman
10th March 2003

Independent auditors' statement to the members of GlaxoSmithKline plc
We have examined the Summary financial statements which comprise the Summary consolidated profit and loss account, balance sheet and cash flow statement and the summarised Directors' report including the summarised remuneration report.

Respective responsibilities of Directors and auditors
The Directors are responsible for preparing the Annual Review in accordance with applicable law. Our responsibility is to report to you our opinion on the consistency of the Summary financial statements within the Annual Review with the Annual financial statements, the Directors' report and the Directors' remuneration report, and its compliance with the relevant requirements of Section 251 of the United Kingdom Companies Act 1985 and the regulations made thereunder. We also read the other information contained in the Annual Review and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the Summary financial statements.

This statement, including the opinion, has been prepared for and only for the company's members as a body in accordance with Section 251 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this statement is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Basis of opinion
We conducted our work in accordance with Bulletin 1999/6, 'The auditors' statement on the Summary financial statement' issued by the Auditing Practices Board for use in the United Kingdom.

Opinion
In our opinion the Summary financial statements are consistent with the Annual financial statements, the Directors' report and the Directors' remuneration report of GlaxoSmithKline plc for the year ended 31st December 2002 and complies with the applicable requirements of Section 251 of the Companies Act 1985 and the regulations made thereunder.

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
Southwark Towers, London, England, 10th March 2003

CORPORATE GOVERNANCE

Governance and policy
The Board and Executive
The Directors listed under 'The Board' on page 16 were appointed on 23rd May 2000 and have served since that date.

The Board of GlaxoSmithKline plc is responsible for the Group's system of corporate governance and is ultimately accountable for the Group's activities, strategy and financial performance.

The Board comprises Executive and Non-Executive Directors. The role of Non-Executive Directors is to bring independent judgement to Board deliberations and decisions. The Board considers each of the Non-Executive Directors to be independent.

Sir Christopher Hogg was appointed Non-Executive Chairman following the retirement of Sir Richard Sykes on 20th May 2002, and Dr Jean-Pierre Garnier is Chief Executive Officer. Sir Roger Hurn is Non-Executive Deputy Chairman and Senior Independent Director.

Board process
The Board meets at least six times a year. It has a formal schedule of matters reserved to it for decision but otherwise delegates specific responsibilities to Board committees, as described below. The Board works to an agreed agenda in reviewing the key activities of the business, and receives papers and presentations to enable it to do so effectively. The Board considers and reviews the work undertaken by its Committees.

The Company Secretary is responsible to the Board and is available to individual Directors in respect of Board procedures. The Company Secretary is Simon Bicknell who was appointed in May 2000. He is a barrister and joined the Group in 1984. He is secretary to all the Board Committees.

Board committees
The Audit Committee reviews the financial and internal reporting process, the system of internal control and management of risks and the external and internal audit process. The Committee also proposes to the shareholders the appointment of the external auditors and is directly responsible for their remuneration and oversight of their work. The Committee consists entirely of Non-Executive Directors. It meets at least four times a year with the Chief Executive Officer (CEO), the Chief Financial Officer (CFO), the General Counsel, the heads of global internal audit and corporate compliance and representatives of the external auditors in attendance. With effect from 1st January 2003 the Committee is responsible for pre-approving all non-audit services to be provided by external auditors.

The Financial Results Committee reviews and approves, on behalf of the Board, the Annual Report on Form 20-F and Annual Review and the convening of the Annual General Meeting together with the preliminary and quarterly statements of trading results. Each Director is a member of the committee and the quorum for a meeting is any three members. To be quorate, each meeting must include the Chairman or the Chairman of the Audit Committee and the CEO or the CFO. It meets as necessary.

The Remuneration Committee determines the terms of service and remuneration of the Executive Directors and Corporate Executives and with the assistance of external independent advisors it evaluates and makes recommendations to the Board on the remuneration of Non-Executive Directors. The Committee consists entirely of Non-Executive Directors. It meets four times a year and otherwise as necessary. The Chairman and CEO attend the meetings except when their own remuneration is being considered. The Senior Vice President, Human Resources, also attends each meeting.

The Nominations Committee reviews the structure, size and composition of the Board and the appointment of Corporate Executives and new Board members and makes recommendations to the Board as appropriate. The Committee will also review the management's succession plan to ensure its adequacy. The Committee consists entirely of Non-Executive Directors and meets at least once a year to consider succession planning and otherwise as necessary.

The Corporate Administration & Transactions Committee reviews and approves matters in connection with the administration of the Group's business, and of certain corporate transactions. The Committee consists of the Directors, CET members and the Company Secretary. The Committee meets as necessary.

The Corporate Social Responsibility Committee consists entirely of Non-Executive Directors and provides a Board level forum for the regular review of external issues that have the potential for serious impact upon the Group's business and reputation. The Committee is also responsible for annual governance oversight of the Group's worldwide donations and community support. The Committee meets formally twice a year and has further meetings and consultations as required.

Corporate Executive Team
The executive management of the Group is the responsibility of the CEO and other senior managers, who form the CET which meets 11 times a year. The members of the CET and their responsibilities are given on page 17.

Remuneration of Directors
Information on the remuneration of Directors is given in the Summary remuneration report on pages 25 to 27.

Share buy-back programme
In October 2002, following the completion of the £4 billion share buy-back programme announced in 2001, the company announced plans for a new £4 billion share buy-back programme.

The programme covers purchases by the company of shares for cancellation, in accordance with the authority given by shareholders at the Annual General Meetings in 2001 and 2002.

In total £2.2 billion was spent during 2002. In May 2002 the company was authorised to purchase a maximum of 617 million shares (623 million shares in May 2001) and 156 million shares were purchased for cancellation during 2002. The exact amount and timing of future purchases will be determined by the company and is dependent on market conditions and other factors.

SUMMARY FINANCIAL STATEMENTS
for the year to 31st December 2002

Summary consolidated profit and loss account	Business performance 2002 £m	2001 (restated) £m	CER %	Merger, restructuring and disposal of subsidiaries 2002 £m	2001 (restated) £m	Statutory 2002 £m	2001 (restated) £m
Sales							
• Pharmaceuticals	**17,995**	17,205	8	**–**	–	**17,995**	17,205
• Consumer Healthcare	**3,217**	3,284	2	**–**	–	**3,217**	3,284
Total sales	**21,212**	20,489	7	**–**	–	**21,212**	20,489
Cost of sales	**(4,243)**	(4,430)	(2)	**(366)**	(303)	**(4,609)**	(4,733)
Selling, general and administrative expenditure	**(7,543)**	(7,451)	5	**(498)**	(957)	**(8,041)**	(8,408)
Research and development expenditure	**(2,732)**	(2,555)	9	**(168)**	(96)	**(2,900)**	(2,651)
Trading profit	**6,694**	6,053	15	**(1,032)**	(1,356)	**5,662**	4,697
Other income and expenses	**(111)**	37		**21**	(296)	**(90)**	(259)
Income from associates	**75**	167		**–**	–	**75**	167
Net interest payable	**(141)**	(88)		**–**	–	**(141)**	(88)
Profit before taxation	**6,517**	6,169	11	**(1,011)**	(1,652)	**5,506**	4,517
Taxation	**(1,760)**	(1,655)		**299**	322	**(1,461)**	(1,333)
Profit after taxation	**4,757**	4,514		**(712)**	(1,330)	**4,045**	3,184
Minority interests	**(110)**	(97)		**–**	–	**(110)**	(97)
Preference share dividends	**(20)**	(34)		**–**	–	**(20)**	(34)
Earnings	**4,627**	4,383	11	**(712)**	(1,330)	**3,915**	3,053
Earnings per share	**78.3p**	72.3p	13			**66.2p**	50.3p
Dividends						**2,346**	2,356

To illustrate "Business performance", which is the primary measure used by management, merger items, integration and restructuring costs and disposal of businesses have been excluded and an adjusted EPS presented. Business performance growth is at constant exchange rates.

Summary consolidated balance sheet	2002 £m	2001 (restated) £m
Fixed assets	**11,578**	11,920
Current assets	**10,749**	10,423
Creditors: amounts due within one year	**(8,808)**	(9,430)
Net current assets	**1,941**	993
Total assets less current liabilities	**13,519**	12,913
Creditors: amounts due after one year	**(3,298)**	(2,298)
Provision for liabilities and charges	**(2,833)**	(2,363)
Net assets	**7,388**	8,252
Equity shareholders' funds	**6,581**	7,390
Minority interests	**807**	862
Capital employed	**7,388**	8,252

Summary consolidated cash flow statement	2002 £m	2001 £m
Net cash inflow from operating activities	**7,255**	6,507
Dividends from joint ventures and associated undertakings	**2**	–
Returns on investments and servicing of finance	**(237)**	(191)
Taxation paid	**(1,633)**	(1,717)
Capital expenditure and financial investment	**(1,120)**	(1,779)
Acquisitions and disposals	**(20)**	(657)
Equity dividends paid	**(2,327)**	(2,325)
Management of liquid resources and financing	**(1,515)**	(450)
Increase/(decrease) in cash in the year	**405**	(612)

SUMMARY FINANCIAL STATEMENTS IN US DOLLARS
for the year to 31st December 2002

Summary consolidated profit and loss account	Business performance 2002 $m	2001 (restated) $m	CER %	Merger, restructuring and disposal of subsidiaries 2002 $m	2001 (restated) $m	Statutory 2002 $m	2001 (restated) $m
Sales							
• Pharmaceuticals	**26,993**	24,775	8	–	–	**26,993**	24,775
• Consumer Healthcare	**4,826**	4,729	2	–	–	**4,826**	4,729
Total sales	**31,819**	29,504	7	–	–	**31,819**	29,504
Cost of sales	**(6,364)**	(6,379)	(2)	**(549)**	(437)	**(6,913)**	(6,816)
Selling, general and administrative expenditure	**(11,315)**	(10,730)	5	**(747)**	(1,378)	**(12,062)**	(12,108)
Research and development expenditure	**(4,098)**	(3,679)	9	**(252)**	(138)	**(4,350)**	(3,817)
Trading profit	**10,042**	8,716	15	**(1,548)**	(1,953)	**8,494**	6,763
Other income and expenses	**(167)**	54		**31**	(426)	**(136)**	(372)
Income from associates	**113**	240		–	–	**113**	240
Net interest payable	**(212)**	(127)		–	–	**(212)**	(127)
Profit before taxation	**9,776**	8,883	11	**(1,517)**	(2,379)	**8,259**	6,504
Taxation	**(2,640)**	(2,383)		**449**	464	**(2,191)**	(1,919)
Profit after taxation	**7,136**	6,500	10	**(1,068)**	(1,915)	**6,068**	4,585
Minority interests	**(165)**	(140)		–	–	**(165)**	(140)
Preference share dividends	**(30)**	(49)		–	–	**(30)**	(49)
Earnings	**6,941**	6,311	11	**(1,068)**	(1,915)	**5,873**	4,396
Earnings per ADS	**$2.35**	$2.08	13			**$1.99**	$1.45
Dividends						**3,519**	3,393

To illustrate "Business performance", which is the primary measure used by management, merger items, integration and restructuring costs and disposal of businesses have been excluded and an adjusted EPS presented. Business performance growth is at constant exchange rates.

Summary consolidated balance sheet	2002 $m	2001 (restated) $m
Fixed assets	**18,641**	17,284
Current assets	**17,306**	15,114
Creditors: amounts due within one year	**(14,181)**	(13,674)
Net current assets	**3,125**	1,440
Total assets less current liabilities	**21,766**	18,724
Creditors: amounts due after one year	**(5,310)**	(3,332)
Provision for liabilities and charges	**(4,561)**	(3,426)
Net assets	**11,895**	11,966
Equity shareholders' funds	**10,596**	10,716
Minority interests	**1,299**	1,250
Capital employed	**11,895**	11,966

Summary consolidated cash flow statement	2002 $m	2001 $m
Net cash inflow from operating activities	**10,882**	9,370
Dividends from joint ventures and associated undertakings	**3**	–
Returns on investments and servicing of finance	**(355)**	(275)
Taxation paid	**(2,449)**	(2,472)
Capital expenditure and financial investment	**(1,680)**	(2,562)
Acquisitions and disposals	**(30)**	(946)
Equity dividends paid	**(3,491)**	(3,348)
Management of liquid resources and financing	**(2,272)**	(648)
Increase/(decrease) in cash in the year	**608**	(881)

The Summary financial statements above have been provided in US$ for the convenience of US shareholders. The profit and loss account and cash flow statement have been translated at the average exchange rate £1/US$1.50 (2001: £1/US$1.44), and the balance sheet at the year end exchange rate £1/US$1.61 (2001: £1/US$1.45).

SUMMARY INFORMATION UNDER US GAAP
for the year to 31st December 2002

The following is a summary of the material adjustments to profit and shareholders' funds which would be required if US Generally Accepted Accounting Principles (GAAP) had been applied instead of UK GAAP. These adjustments have been reflected in the income statements and balance sheet presented in accordance with US GAAP.

Profit	2002 £m	2001 (restated) £m
Profit attributable to shareholders under UK GAAP	3,915	3,053
US GAAP adjustments:		
Fixed assets	45	15
Intangible assets and goodwill	(4,252)	(3,667)
Inventory	–	(298)
Disposal of investments, subsidiaries and products	7	87
Employee costs	(469)	(174)
Provision against ESOT shares	51	(108)
Derivative instruments	8	15
Restructuring	37	182
Taxation	1,169	827
Impairment of equity investments	(8)	(75)
Net income/(loss) under US GAAP before cumulative changes in accounting principles	503	(143)
Cumulative effect of changes in accounting principles	(90)	–
Net income/(loss) under US GAAP after cumulative effect of changes in accounting principles	413	(143)
Basic and diluted loss per share under US GAAP:		
Net income/(loss) before cumulative changes in accounting principles	8.5p	(2.4)p
Changes in accounting principles	(1.5)p	–
Net income/(loss) after changes in accounting principles	7.0p	(2.4)p

Equity shareholders' funds	2002 £m	2001 (restated) £m
Equity shareholders' funds under UK GAAP	6,581	7,390
US GAAP adjustments:		
Fixed assets	215	170
Investments	829	879
Intangible assets and goodwill	36,141	40,478
Unrealised gains on marketable securities	113	163
Employee costs	(1,198)	299
Employee Share Ownership Trust	(2,826)	(2,936)
Restructuring costs	(6)	(46)
Derivative instruments	98	29
Dividends	754	718
Deferred taxation	(5,779)	(7,037)
Shareholders' equity under US GAAP	34,922	40,107

Certain items for the year ended 31st December 2001 have been reclassified for comparative purposes.

A summary of the material differences between UK and US GAAP that apply to the Group is set out in the Annual Report 2002. Changes arising in 2002 are as follows:

During 2002 FRS 19 'Deferred tax' has been implemented by the Group under UK GAAP. This FRS requires deferred tax to be accounted for on a full provision basis, rather than a partial provision basis as in 2001 and earlier years. This change has been accounted for as a prior period adjustment for UK GAAP purposes and comparative adjustments to arrive at US GAAP have been restated as necessary. This change has had no impact on US GAAP results.

The Group adopted SFAS 142, 'Goodwill and other Intangible Assets' as of 1st January 2002. The implementation of SFAS 142 resulted in no impairment of the Group's goodwill and a revised initial impairment of £173 million (£127 million net of tax) on indefinite lived assets. This is shown as a cumulative effect of an accounting change.

In addition, during 2002 the Group decided to align the measurement date for all of its pension plans. The impact, reflected as a cumulative effect of an accounting change, was a £37 million credit, net of tax, to income.

SUMMARY REMUNERATION REPORT
for the year to 31st December 2002

The Summary remuneration report sets out the annual remuneration earned in 2002 together with any gains under long-term incentive arrangements. It also describes the background to and outlines the Group's remuneration policy together with the performance graph as required by schedule 7A of the Companies Act 1985, The Directors' Remuneration report Regulations 2002, ('schedule 7A').

Annual remuneration

Directors of GlaxoSmithKline	Fees and salary £000	Other benefits £000	Annual bonus £000	**2002** **Total annual remuneration £000**	2001 Total annual remuneration £000
Dr J P Garnier	967	132	1,353	**2,452**	3,450
Mr J D Coombe	475	15	457	**947**	1,326
Executive Directors	1,442	147	1,810	**3,399**	4,776
Sir Richard Sykes	154	8	–	**162**	414
Sir Christopher Hogg	252	–	–	**252**	63
Sir Roger Hurn	121	–	–	**121**	135
Sir Peter Walters	51	2	–	**53**	136
Mr P A Allaire	68	–	–	**68**	68
Dr M Barzach	100	–	–	**100**	102
Mr D C Bonham	–	5	–	**5**	29
Sir Peter Job	59	–	–	**59**	63
Mr J H McArthur	62	–	–	**62**	73
Mr D F McHenry	62	–	–	**62**	68
Sir Ian Prosser	59	–	–	**59**	63
Dr R Schmitz	69	–	–	**69**	70
Dr L Shapiro	62	–	–	**62**	68
Mr J A Young	29	2	–	**31**	80
Non-Executive Directors	1,148	17	–	**1,165**	1,432
Total remuneration	2,590	164	1,810	**4,564**	6,208

Sir Richard Sykes, Sir Peter Walters and Mr Young retired from the Board at the Annual General Meeting on 20th May 2002. Following their retirement they received the value of their shares and ADSs as awarded under the Non-Executive Directors' share arrangements and equivalent SmithKline Beecham arrangements. As at 20th May 2002 they had been awarded shares and ADSs with a total value at the date of award, as indicated: Sir Richard Sykes £135,530; Sir Peter Walters £249,876; Mr Young £187,034. On 20th May 2002 the value of the shares and ADSs paid to them was: Sir Richard Sykes £122,860; Sir Peter Walters £241,468; Mr Young £174,354. The change in value is attributable to dividends re-invested and the change in share price between the dates of award and 20th May 2002. Mr Young has elected to receive the value of shares and ADSs in three equal annual instalments and, accordingly, received £58,118 in 2002.

Following Sir Richard Sykes' retirement from the Board, and in recognition of his services to the Company, the Board decided to make an augmentation payment to the pension plan of £300,000 in respect of Sir Richard. It was also agreed that for a period of two years from 1st June 2002 Sir Richard be appointed Senior Advisor to the company, at a salary of £49,000 per annum and he received £28,583 in respect of the period from 1st June 2002 to 31st December 2002 in addition to the fees and salary above.

Mr Bonham resigned as a Non-Executive Director on 21st May 2001. During 2002 Mr Bonham received £5,000 in respect of 2001 and the value of his shares, as at 21st May 2001, as allocated under the Non-Executive Directors' share arrangements. As at 21st May 2001 he had been awarded shares valued at £4,539 at the date of award. On 21st May 2001 these shares were worth £4,860. The change in value is attributable to dividends re-invested and the change in share price between the date of award and 21st May 2001.

As set out on page 27, Non-Executive Directors are required to receive a significant part of their fees in the form of shares and ADSs and may also elect to invest part or all of the balance of their fees in the form of shares and ADSs. The value of these shares and ADSs at the dates of award are included in fees and salary above. These shares and ADSs are not paid out until the Directors' retirement from the Board.

In addition to annual compensation, GlaxoSmithKline operates share-based schemes to provide incentives to Executive Directors to achieve longer-term growth in shareholder value. Gains under such schemes are recognised on exercise or award, but reflect value earned over a period of years. The timing of exercise is normally at the discretion of the Director. Realised gains in 2002 on exercise of options were: share option schemes £nil (2001 – £2,408,992); long-term incentive plan £293,370 (2001 – £3,307,203).

In previous years, Dr Garnier's fees and salary included GlaxoSmithKline's match on compensation that is deferred. For 2002 this has been included within contributions to money purchase schemes. Dr Garnier's fees and salary for 2001 have been restated by £58,419, reflecting GlaxoSmithKline's match in 2001, in order to provide consistent presentation.

The accrued annual benefits under the defined benefit schemes operated by the Group were: Dr J P Garnier £929,193; Mr J D Coombe £290,834; Sir Richard Sykes £729,046. In addition, Dr J P Garnier is also a member of a money purchase scheme into which contributions of £92,800 were paid.

None of the above Directors received expenses during the year requiring separate disclosure as defined by schedule 7A.

The Remuneration Committee
In reviewing governance arrangements, the Board decided during the year to separate the roles of the former Remuneration and Nominations (R&N) Committee in order to give a separate individual Board focus to both functions. Accordingly, a Remuneration Committee, with terms of reference revised to take into account latest governance standards, assumed the remuneration responsibilities of the previous R&N Committee in October 2002. The members of the Remuneration Committee are set out on page 16.

Remit of the Remuneration Committee
The Remuneration Committee considers and regularly reviews the Group's policy on Executive remuneration for approval by the Board and determines the individual remuneration packages of the members of the CET.

Towers Perrin, a leading firm of remuneration and benefits consultants, advises the Remuneration Committee with regard to the remuneration of senior executive management and the Non-Executive Directors. In 2003, the Remuneration Committee engaged Deloitte & Touche to conduct an additional independent review of GlaxoSmithKline's current remuneration policy.

Background
GlaxoSmithKline is one of the world's leading research-based pharmaceutical and healthcare companies. As such, it has to be global in outlook and operations. The Group employs over 100,000 people in over 100 countries. Over 90 per cent of its sales are generated outside the UK.

The USA is the largest pharmaceutical market in the world and is fundamental to GlaxoSmithKline's success and profitability. More than 50 per cent of GlaxoSmithKline's pharmaceutical sales are in the USA. The CEO is based there, along with another eight of the thirteen person CET.

The pharmaceutical industry is international, highly specialised and is characterised by a handful of global companies which compete as intensely for talent as they do for business. The industry's top managers and scientists are very much in demand, widely known in the industry and are internationally and corporately mobile. The way all managers and scientists in GlaxoSmithKline are rewarded and developed therefore has to be industry-competitive. It is crucial to their retention and effectiveness. Key market data with regard to remuneration for senior management, science based positions and sales is provided by a survey which covers the following group of global pharmaceutical companies (the "competitor panel"):

Abbott Laboratories (US)   Novartis (Switzerland)
AstraZeneca (UK)   Pfizer (US)
Aventis (France)   Pharmacia (US)
Bristol-Myers Squibb (US)   Roche (Switzerland)
Eli Lilly (US)   Schering-Plough (US)
Johnson & Johnson (US)   Wyeth (US)
Merck (US)

The majority of these are US-based companies which operate globally. These companies are competing for the same talent and any perceived shortfall in GlaxoSmithKline's competitive position could lead to a loss of key talent to competitor companies.

GlaxoSmithKline's remuneration policy was set out at the time of the merger, endorsed by shareholders then, and has made a major contribution to the success of the merger.

Remuneration policy
GlaxoSmithKline's remuneration policy is to pay at industry competitive levels with a heavy emphasis on pay for performance and 'at risk' remuneration. The policy is designed to:

• focus on long-term sustained success
• focus on shareholder value through a strong emphasis on share plans
• set high levels of minimum achievement
• ensure integrated performance assessment throughout the management team to deliver concerted action towards success
• provide opportunities to earn globally competitive rewards, but only if performance is delivered.

GlaxoSmithKline's executive remuneration consists of four components: salary, performance bonus, long-term incentives and benefits. The relative importance for the Executive Directors of the fixed and variable elements of pay is illustrated in the table below:

Fixed	Performance-related		
	Short-term incentives	Long-term incentives	
Base pay	Performance bonus	Share option plan	Performance share plan
	Measures		
	Operating financial measures Performance against individual objectives	EPS growth of 9 percentage points greater than Retail Price Index (RPI) over 3 years	TSR vs FTSE 100 EPS growth of 9 percentage points greater than RPI over 3 years
15-25%	75-85%		

To provide appropriate incentives for exceptional performance, the Committee's policy is to provide market referenced opportunities beyond this for truly outstanding performance. However, the Committee is aware that current levels of long-term incentives do not deliver this policy. Independent market data demonstrate that GlaxoSmithKline's top management remuneration is currently uncompetitive with regard to long-term incentives. As a result their total remuneration opportunity for 2002 was well below the industry median.

The Remuneration Committee will continue to monitor closely the quantum and trend of our competitors' awards and will consider what should be done in the best interests of the company and its shareholders.

The vesting of options granted to Executive Directors is subject to the performance condition that business performance earnings per share (EPS) growth, excluding currency and exceptional items, should be at least nine percentage points more than the increase in the UK Retail Price Index over any three year measurement period.

SUMMARY REMUNERATION REPORT continued
for the year to 31st December 2002

Vesting of awards granted under the performance share plan are subject to two performance conditions each relating to half of the awards, business performance EPS growth as for share options and Total Shareholder Return (TSR) whereby GlaxoSmithKline's TSR is compared to the TSR of companies in the UK FTSE 100 Index over the same period. Even if these performance conditions are met, vesting of these awards made to the CET is subject to approval by the Remuneration Committee. These conditions were selected at the time of the merger and aim to achieve a balance between the expectations of UK institutional investors and global market practice.

Executive Directors are employed under service contracts in which the employing company is required to give 24 calendar months notice of termination and the Executive Directors are required to give 12 calendar months notice. Dr JP Garnier's service agreement expires on 31st October 2007 and Mr Coombe's expires on 31st March 2005. The compensation to be paid in the event of termination includes salary, incentives and pensions.

Non-Executive Directors of GlaxoSmithKline do not have service contracts but instead have letters of appointment. To enhance the link between Directors and shareholders, GlaxoSmithKline requires Non-Executive Directors to receive a significant part of their fees in the form of shares allocated to a share account and offers the opportunity to invest part or all of the balance of fees in a share account. These shares are not paid out until the Directors' retirement from the Board, or at a later date, on the basis of dividends being reinvested in the interim.

Performance graph
The new regulations covering Directors' remuneration require that a graph be presented showing the company's total shareholder return (TSR) against the TSR performance of a broad equity market index. The following graph shows GlaxoSmithKline's TSR performance against the FTSE 100 which has been chosen because it is the principal index in which the company's shares are quoted and against the competition panel set out on page 26 which indicates GlaxoSmithKline's relative performance against its peers.



— GSK Total Return Index — GSK Pharma Peers Return Index ···· FTSE 100 Total Return Index

Notes

1. The TSR graph above starts at the beginning of the first accounting year following the formation of GlaxoSmithKline and uses, as a base, the share price on 31st December 2000. Calculations for the graph are based on spot prices at the beginning and end of each year as required by the Directors Remuneration Report Regulations 2002, whereas GlaxoSmithKline's performance conditions use average prices over a period of a year. Therefore the above graph should not be taken as an indication of the likely vesting of awards granted under GlaxoSmithKline's Performance Share Plan. The average price method was selected because it smoothes out volatility and reduces the impact of any particularly large temporary price movements at either the beginning or end of the performance period.

2. Past performance should not be taken as a guide to future performance.

SHAREHOLDER INFORMATION

Ordinary shares
The company's shares are listed on the London Stock Exchange.

Registrar
The company's share register is administered by Lloyds TSB Registrars, who also provide the following services:

*   **GlaxoSmithKline Investment Plan** enables shareholders to reinvest quarterly dividends and/or make monthly investments in the company's ordinary shares using a special dealing arrangement.

*   **GlaxoSmithKline Individual Savings Account** is a tax-efficient way to invest in the company's ordinary shares.

*   **GlaxoSmithKline Corporate Sponsored Nominee** provides a facility for shareholders to hold shares without the need for share certificates. Shareholders' details will not be held on the main share register, and so will remain confidential.

*   **Shareview service** provides shareholders with information on their investment in the company. Shareholders may register for this service at www.shareview.co.uk

Share dealing facility
NatWest Stockbrokers Limited offers a share dealing service on behalf of the company to shareholders wishing to buy or sell the company's shares.

Share price information
Share price information is available on the company's website at www.gsk.com. Information made available on the website does not constitute part of this Annual Review. Information is also available on Ceefax, Teletext, and from FT Cityline by calling 0906 003 5694 or 0906 843 5694 (calls charged at 60p a minute plus VAT at all times).

American Depositary Shares
The company's shares are listed on the New York Stock Exchange in the form of American Depositary Shares (ADSs) and these are evidenced by American Depositary Receipts (ADRs), each one of which represents two ordinary shares.

ADR programme administrator
The ADR programme is administered by The Bank of New York as well as Global BuyDIRECT, a direct ADS purchase/sale and dividend reinvestment plan for ADR holders.

Annual General Meeting 2003
The Annual General Meeting will be held at the Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE on 19th May 2003.

SmithKline Beecham plc Floating Rate Unsecured Loan Stock 1990/2010
The loan stock is not listed on any exchange but holders may require SmithKline Beecham plc to redeem their loan stock at par, i.e. £1 for every £1 of loan stock held, on the first business day of March, June, September and December. Holders wishing to redeem all or part of their loan stock should complete the notice on the back of their loan stock certificate and return it to the registrar, to arrive at least 30 days before the relevant redemption date.

Financial reporting

Financial reporting calendar 2003

Announcement of 1st Quarter Results	30th April 2003
Announcement of 2nd Quarter Results	23rd July 2003
Announcement of 3rd Quarter Results	22nd October 2003
Preliminary Announcement of Annual Results	12th February 2004
Publication of Annual Report/Review	March 2004

Results Announcements

Results Announcements are issued to the London Stock Exchange (LSE), and made available on the LSE news service, and at the same time, or shortly afterwards, are issued to the media, are made available on the company's website and are filed in the USA with the Securities and Exchange Commission and the New York Stock Exchange.

Financial reports

The company publishes an Annual Report and, for the investor not needing the full detail of the Report, an Annual Review. These are available from the date of publication on the GlaxoSmithKline website. The Annual Review is sent to all shareholders on the date of publication. Shareholders may also elect to receive the Report by writing to the Company's registrars. Alternatively shareholders may elect to receive notification by email of the publication of financial reports by registering on www.shareview.co.uk. Copies of previous financial reports are available on the company's website. Printed copies can be obtained from the company's registrar in the UK and from the company's Customer Response Center in the USA.

Publications

This year GlaxoSmithKline has again produced a separate report covering the Group's contribution to society. The 2002 Corporate and Social Responsibility Report covers the issues that are of primary interest to stakeholders, including the contribution to society, business ethics and integrity, access to medicines, R&D, community investment, the environment and health and safety. The report is available from the Secretariat at the company's head office and the website at www.gsk.com.

Share price

Share price	2002 £	2001 £
At 1st January	17.23	18.90
High during the year	17.80	20.32
Low during the year	10.57	16.26
At 31st December	11.92	17.23
Decrease over year	(31%)	(9%)

The table sets out the middle market closing prices derived from the LSE Daily Official List. The company's share price declined by 31 per cent in 2002 from a price of £17.23 at 1st January 2002 to £11.92 at 31st December 2002. This compares with a decrease in the FTSE 100 index of 24 per cent during the year. In the two years since the merger, the share price has declined by 37 per cent from £18.90 at 1st January 2001 which is in line with a similar decrease in the FTSE 100 index over the same period.

Market capitalisation

The market capitalisation of GlaxoSmithKline at 31st December 2002 was £72 billion. At that date GlaxoSmithKline was the third largest company by market capitalisation in the FTSE index.

Dividends

GlaxoSmithKline pays dividends quarterly. At present it is expected that there will be a level dividend for each of the first three quarters, with a higher dividend in the fourth quarter. Each quarter's dividend is announced at the time of the quarterly Results Announcement.

The Board has declared dividends for 2002 as follows:

Dividends per share	2002 pence	2001 pence
First interim – paid 4th July 2002	9	9
Second interim – paid 3rd October 2002	9	9
Third interim – paid 3rd January 2003	9	9
Fourth interim – payable 17th April 2003	13	12
Total	40	39

Dividends (ADSs)

As a guide to holders of ADRs, the tables below set out the dividends paid per ADS in US dollars in the last five years. The dividends are adjusted for UK tax credit less withholding tax, where applicable, and are translated into US dollars at applicable exchange rates.

Since 6th April 1999, claims for refunds of tax credits on dividends from the UK tax authorities are of negligible benefit to US shareholders.

Year	GSK($)	GW($)	SB($)
2002	1.24	–	–
2001	1.11	–	–
2000	–	1.10	0.87
1999	–	1.14	0.86
1998	–	1.19	0.81

Dividends paid to Glaxo Wellcome and SmithKline Beecham ADR holders are expressed as dividends per GlaxoSmithKline ADS.

Dividend calendar

Fourth quarter 2002

Ex-dividend date	19th February 2003
Record date	21st February 2003
Payable	17th April 2003

First quarter 2003

Ex-dividend date	7th May 2003
Record date	9th May 2003
Payable	3rd July 2003

Second quarter 2003

Ex-dividend date	30th July 2003
Record date	1st August 2003
Payable	2nd October 2003

Third quarter 2003

Ex-dividend date	29th October 2003
Record date	31st October 2003
Payable	6th January 2004

Internet

Information for investors and about the company is available on GlaxoSmithKline's corporate website at www.gsk.com

Head Office and Registered Office

GlaxoSmithKline plc
980 Great West Road
Brentford
Middlesex TW8 9GS
Tel: +44 (0)20 8047 5000

Produced by Corporate Communications, GlaxoSmithKline plc.

Design consultancy by salterbaxter.

Printed in the UK by Waddies. The paper used in the production of this document is made from pulps harvested from sustainable forests, also using sawmill residues and forest thinnings. It is elemental chlorine-free.

Product names throughout this publication are indicated in italics and are trade marks of GlaxoSmithKline plc, its subsidiaries or associated companies, with the exception of *Levitra* a trade mark of Bayer AG and *Nicoderm*, a trade mark of Aventis SA, all of which is used under licence by the Group.

United Kingdom

Investor relations

980 Great West Road
Brentford
Middlesex TW8 9GS
Tel: +44 (0)20 8047 5557 / 5558
Fax: +44 (0)20 8047 7807

Registrar

Lloyds TSB Registrars
The Causeway
Worthing
West Sussex BN99 6DA
www.shareview.co.uk

General enquiries, Annual Report orderline and Corporate Nominee service

Tel: 0870 600 3991 inside the UK
Tel: +44 (0)121 415 7067 outside the UK

Shareholder Investment Plans

Dividend Re-investment queries
Tel: 0870 241 3018 inside the UK
Tel: +44 (0)1903 604 516 outside the UK

Monthly Savings Plan queries
Tel: 0870 606 0268 inside the UK
Tel: +44 (0)131 527 3746 outside the UK

ISA enquiries

Tel: 0870 242 4244 inside the UK
Tel: +44 (0)1903 604 594 outside the UK

Glaxo Wellcome and SmithKline Beecham corporate PEPs

The Share Centre Limited
Oxford House
Oxford Road
Aylesbury
Bucks HP21 8SZ
Tel: +44 (0)1296 414 144

Corporate share dealing facility

NatWest Stockbrokers
Corporate & Employee Service
55 Mansell Street
London E1 8AN
Tel: 0870 600 3080 inside the UK
Tel: +44 (0)20 7895 5923 outside the UK
Email: contactces@natwest.com quoting 'GSK Shareholders Service'

United States of America

Investor relations

One Franklin Plaza
PO Box 7929
Philadelphia
Tel: 1 888 825 5249 toll free
Tel: +1 215 751 7003 outside the USA
Fax: +1 215 751 3233

ADR programme administrator

The Bank of New York
Shareholder Relations
PO Box 11258
Church Street Station
New York NY 10286-1258
www.adrbny.com
Tel: 1 877 353 1154 toll free
Tel: +1 610 312 5315 outside the USA

Customer Response Center

Tel: 1 888 825 5249 toll free



ANNUAL REVIEW
A review of major communication themes for 2002 and an abridged version of the financial results.



ANNUAL REPORT
The full Financial statements for the year ended 31st December 2002.



CORPORATE AND SOCIAL RESPONSIBILITY REPORT
A review of our commitment to society and the environment.

www.gsk.com